Contact

www.linkedin.com/in/coleblazer
(LinkedIn)

Top Skills

Global Sourcing

Supply Operations

Supply Chain Management

Certifications

Engineer In Training

AIAG IATF 16949:2016 Internal
Auditor

edX Verified Certificate for
Fundamentals of Manufacturing
Processes

edX Verified Certificate for Analyzing
Data with Excel

Introduction to Geometric
Dimensioning and Tolerancing

Honors-Awards

Big East All-Conference

Big East All-Conference

NCAA Academic All-American

Publications

Cole Blazer picked by Chesapeake
in MLL Supplemental Draft

FOX6Now - "He's such an example:"
Marquette lacrosse goaltender Cole
Blazer

Cole Blazer

Global Supply Manager: Automotive/Consumer Electronics |
Mechanical Engineering | Product Development | Kellogg MBA - ETA
San Francisco Bay Area

Summary

The best way I can describe myself in one line, "I am a degreed
engineer raised by a sales guy." I enjoy product development/launch
environments and continually strive for self-betterment by learning
and being challenged.

Accompanying my experience is my personality; I enjoy interfacing
with others and speaking in front of groups. Additionally, I like to lead
small, agile teams, but one of the most important expressions of
leadership for me is listening.

Adding the missing element to manufacturing: Value at scale...&
speed!

——————

Experience

Snazzy™#
Co-Founder & Operating Officer
April 2026 - Present (1 month)
San Francisco Bay Area

Overseeing production & product fulfillment to enable Go-to-Market strategy.

Apple
Global Supply Manager
June 2024 - Present (1 year 11 months)
Cupertino, California, United States

Manufacturing Design | Brittles

Sacred Heart Schools, Atherton
Varsity Assistant Coach
February 2023 - Present (3 years 3 months)
Atherton, CA

Goalie coordinator for the Sacred Heart Prep. Boys Varsity Lacrosse Program.

Tesla

2 years 8 months

Global Supply Manager
November 2023 - May 2024 (7 months)
Fremont, California, United States

Sr. Technical Project Manager
August 2023 - October 2023 (3 months)
Fremont, California, United States

Technical Project Manager - NPI Powertrain
September 2022 - September 2023 (1 year 1 month)
Fremont, California, United States

Associate Project Engineer - New Product Introduction - Powertrain
October 2021 - September 2022 (1 year)
Fremont, California, United States

Blaze Vodka
Blāz Vodka
2019 - 2022 (3 years)
Milwaukee, Wisconsin, United States

Blaze Vodka is the original blended vodka for taste. My excitement for Blaze has stemmed for the story of Grey Goose and how Sydney Frank identified a void in the market and built Grey Goose to the image it has today! I have spent countless hours developing the proper blend of French wheat, sugar cane, and corn distillates all to enhance the taste. At Blaze Vodka, we want you to define your luxury through what you drink, and I am very excited to give people the opportunity to try Blaze Vodka this summer! I am expecting product launch and to have bottles on the shelves at clubs and liquor stores in greater Milwaukee, WI this summer 2021.

Please reach out if you're want to learn more and where you can pre-order!

RealBlazeVodka@Gmail.com

MacLean-Fogg Component Solutions
Project Engineer (Automotive, CAD, Moldex3D, Design, Injection Molding, EIT)
July 2018 - October 2021 (3 years 4 months)
Menomonee Falls, Wi

In this role as a project engineer for MFCS I am the engineering oversight on new products and development before they are ready for production. I like to say, "I design the manufacturability of a new program/product." I often interface with the customers engineering and purchasing staff along with our vast supplier network to ensure a robust process in producing the latest product. For example, in injection molding, the component mold is one of the most capital intensive and critical elements to a new program. I will be the point contact to our tool builder in designing and keeping them on track. Following the new product development, I also am involved in engineering support efforts to our production and quality teams.
I am one of only a couple engineers at our facility, therefore I am gaining a lot of experience in many different company divisions.

Education

Northwestern University - Kellogg School of Management
Master of Business Administration - MBA, Entrepreneurial and Small Business Operations · (January 2026)

Marquette University
Bachelor's of Science, Mechanical Engineering & Mathematics · (2014 - 2018)